VIA EDGAR

February 7, 2023

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	B. Riley Securities, Inc. (CIK: 0001505748) Form 13F-HR Filed February 7, 2023 Accession Number: 0001213900-23-009008

Dear Sir/Madam:

On behalf of our client, B. Riley Securities, Inc. (the “Company”), I hereby respectfully request that the Securities and Exchange Commission delete the Form 13F-HR (the “Form 13F-HR”) which was erroneously filed with the wrong filer CIK 0001505748 B. Riley Securities, Inc. due to a clerical error by the financial printer on February 7, 2023, under Accession Number 0001213900-23-009008. The Form 13F-HR was not authorized for filing for B. Riley Securities, Inc.

We have been advised by the financial printer that the Form 13F-HR has been re-submitted on EDGAR under the correct filer CIK 0001464790 B. Riley Financial, Inc. Thank you for your kind attention to this matter.

If there are any questions or issues regarding this request please do not hesitate to contact the undersigned at (310) 689-5223.

Very Truly Yours,

/s/ Alec Oval
Name: Alec Oval
Title: Compliance Officer